Filed Pursuant to Rule 433

Registration Statement No. 333-295427

Schlumberger Investment S.A.

$500,000,000 4.550% Senior Notes due 2031

$500,000,000 4.800% Senior Notes due 2033

$1,000,000,000 5.150% Senior Notes due 2036

Pricing Term Sheet

April 30, 2026

Issuer:	Schlumberger Investment S.A.

Guarantor:	SLB N.V. (SLB Limited)

Issue Format:	SEC registered

Guarantor Ratings (Moody’s/S&P)*:	A1 / A (positive)

Trade Date:	April 30, 2026

Settlement Date**:	May 7, 2026 (T+5)

Title:	4.550% Senior Notes due 2031 (the “2031 Notes”)	4.800% Senior Notes due 2033 (the “2033 Notes”)	5.150% Senior Notes due 2036 (the “2036 Notes” and, together with the 2031 Notes and 2033 Notes, the “Notes”)

Principal Amount:	$500,000,000	$500,000,000	$1,000,000,000

Coupon:	4.550%	4.800%	5.150%

Price to Public:	99.916%	99.730%	99.861%

Interest Payment Dates:	May 7 and November 7, beginning November 7, 2026	May 7 and November 7, beginning November 7, 2026	May 7 and November 7, beginning November 7, 2026

Maturity Date:	May 7, 2031	May 7, 2033	May 7, 2036

Make-Whole Call:	T + 10 basis points	T + 10 basis points	T + 15 basis points

Par Call:	At any time on or after April 7, 2031	At any time on or after March 7, 2033	At any time on or after February 7, 2036

Benchmark Treasury:	UST 3.875% due March 31, 2031	UST 4.250% due March 31, 2033	UST 4.125% due February 15, 2036

Benchmark Treasury Yield:	4.019%	4.196%	4.388%

Spread to Benchmark Treasury:	+55 basis points	+65 basis points	+78 basis points

Reoffer Yield:	4.569%	4.846%	5.168%

CUSIP:	806854AN5	806854AP0	806854AQ8

ISIN:	US806854AN59	US806854AP08	US806854AQ80

Joint Book-Running Managers:	J.P. Morgan Securities LLC HSBC Securities (USA) Inc. Standard Chartered Bank BNP Paribas Securities Corp. BofA Securities, Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	BBVA Securities Inc. MUFG Securities Americas Inc. SG Americas Securities, LLC UniCredit Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Settlement and Sale of the Notes

The Issuer expects to deliver the Notes against payment for the Notes on or about May 7, 2026, which will be the fifth business day following April 30, 2026, the date of the pricing of the Notes. Since trades in the secondary market generally settle in one business day, purchasers who wish to trade Notes on any date prior to the business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Standard Chartered Bank at +44 2078 855739.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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